SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of August 2008
Commission File Number 001-33921
Cascal N.V.
(Translation of registrant’s name into English)
Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of contents

Consolidated Balance Sheets as at June 30, 2008 (unaudited) and March 31, 2008	3
Unaudited Consolidated Statements of Income for the three months ended June 30, 2008 and 2007	4
Consolidated Statements of Changes in Shareholders’ Equity for the year ended March 31, 2008 and the three months ended June 30, 2008 (unaudited)	5
Unaudited Consolidated Statements of Cash Flows for the three months ended June 30, 2008 and 2007	6
Notes to the Unaudited Interim Consolidated Financial Statements	7
Management’s discussion and analysis of financial condition and results of operations	22

Consolidated Balance Sheets

		June 30,
		2008	March 31,
Amounts expressed in thousands of USD	Notes	Unaudited	2008

Assets
Fixed Assets
Intangible fixed assets	4	43,362	18,424
Tangible fixed assets	5	395,263	366,357
Financial fixed assets	6	26,602	26,685

		465,227	411,466

Current Assets
Stocks and work in progress	7	5,053	2,083
Debtors	8	72,735	54,474
Cash at bank and in hand	9	71,309	54,380

		149,097	110,937

Total Assets		614,324	522,403

Shareholders’ Equity & Liabilities
Shareholders’ equity		138,758	136,726
Minority shareholders’ interest	10	18,141	16,101

Group Equity		156,899	152,827

Negative goodwill	11	1,246	1,232
Provisions & deferred revenue	12	124,885	126,341
Long term liabilities	13	240,916	190,190
Current liabilities	14	90,378	51,813

Total Liabilities		457,425	369,576

Total Shareholders’ Equity and Liabilities		614,324	522,403

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Income

	Three months ended June 30, 2008			Three months ended June 30, 2007
Amounts, except shares	Continuing	Discontinued		Continuing	Discontinued
and per share amounts,	operations	operations	Total	operations	operations	Total
expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	42,956	—	42,956	38,315	861	39,176
Operating Expenses
Raw and auxiliary materials and other external costs	10,011	—	10,011	8,437	190	8,627
Staff costs	9,054	—	9,054	7,818	173	7,991
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,928	—	5,928	5,492	13	5,505
Profit on disposal of intangible and tangible fixed assets	(808)	—	(808)	(6)	—	(6)
Other operating charges	7,177	(3)	7,174	6,082	428	6,510

	31,362	(3)	31,359	27,823	804	28,627

Operating Profit	11,594	3	11,597	10,492	57	10,549

Net Financial Income and Expense
Exchange rate results	(173)	—	(173)	(2,480)	(2)	(2,482)
Interest income	591	8	599	539	11	550
Interest expense	(3,182)	(1)	(3,183)	(4,740)	(5)	(4,745)

	(2,764)	7	(2,757)	(6,681)	4	(6,677)

Profit before Taxation	8,830	10	8,840	3,811	61	3,872
Taxation	(3,067)	—	(3,067)	(1,921)	—	(1,921)

Profit after taxation	5,763	10	5,773	1,890	61	1,951
Minority Interest	(271)	—	(271)	(189)	—	(189)

Net Profit	5,492	10	5,502	1,701	61	1,762

Earnings per share — Basic and Diluted	0.18	0.00	0.18	0.08	0.00	0.08
Weighted average number of shares — Basic and Diluted	30,566,007	30,566,007	30,566,007	21,849,343	21,849,343	21,849,343

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Changes in
Shareholders’ Equity

	Common Shares
	Issued	Share			Unallocated
	Share	Premium	Currency	Retained	Results
Amounts expressed in thousands of USD	capital	account	translation	earnings	for the year	Total

Balance at April 1, 2007	14,547	26,139	12,431	(28,905)	14,340	38,552

Appropriation of prior year’s result	—	—	—	—	—	—
Issue of shares	6,466	98,218	—	—	—	104,684
Costs of share issue	—	(18,503)	—	—	—	(18,503)
Distribution to shareholders	—	(4,000)	—	—	—	(4,000)
Transfer of reserves	—	(12,804)	—	28,905	(16,101)	—
Net result for the year	—	—	—	—	11,588	11,588
Currency translation	3,207	(1,266)	2,464	—	—	4,405

Net movement for the period	9,673	61,645	2,464	28,905	(4,513)	98,174

Balance at March 31, 2008	24,220	87,784	14,895	—	9,827	136,726

Changes during the period (unaudited):
Net result for the period	—	—	—	—	5,502	5,502
Currency translation	(152)	—	(3,318)	—	—	(3,470)

Net movement for the period	(152)	—	(3,318)	—	5,502	2,032

Balance at June 30, 2008 (unaudited)	24,068	87,784	11,577	—	15,329	138,758

The authorized share capital of the Company as at June 30, 2008 amounts to EUR 50 million (USD 78.7 million) and consists of 100,000,000 common shares of EUR 0.50 (USD 0.79) each. Issued share capital amounts to EUR 15.3 million (USD 24.1 million) and consists of 30,566,007 common shares with a nominal value of EUR 0.50 (USD 0.79) each. Share capital denominated in Euros has been translated into US dollars using the year and period end exchange rates set out in note 3 to these financial statements.
The accompanying notes form an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows

	Three months	Three months
	ended	ended
	June 30, 2008	June 30, 2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

Cash Flow from Operating Activities
Net profit	5,502	1,762
Adjustments for:
Minority interest	271	189
Taxation	3,067	1,921
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,928	5,505
Profit on disposal of intangible and tangible fixed assets	(808)	(6)
Interest income	(599)	(550)
Interest expense	3,183	4,745
Exchange rate results	173	2,482
Changes in provisions	960	801
Changes in stocks and work in progress	(271)	71
Changes in debtors	(16,890)	(18,634)
Changes in current liabilities	21,175	14,554
Changes in long term debtors	1,345	(182)
Interest received	677	1,513
Interest paid	(1,773)	(1,915)
Tax paid	(555)	(881)

	21,385	11,375

Cash Flow (used in)/from Investing Activities
Purchases of intangible fixed assets	—	(12)
Purchases of tangible fixed assets	(8,174)	(6,413)
Increase in restricted cash balances	(655)	(3,213)

Total capital expenditure	(8,829)	(9,638)
Proceeds from disposals of tangible fixed assets	1,145	89
Purchases of subsidiaries and joint ventures, net of cash balances acquired	(40,279)	395

	(47,963)	(9,154)

Cash Flow (used in)/from Financing Activities
Issue of shares to minority shareholder in China Water	1,972	—
New loans	43,592	55,607
Loans repaid	(1,987)	(57,609)
Changes in bank overdrafts	166	(3,948)
Distributions made to minority interests	(408)	(366)

	43,335	(6,316)

Total Cash Flow	16,757	(4,095)

Exchange and translation differences on cash at bank and in hand	172	387

	16,929	(3,708)

Cash at bank and in hand at beginning of period	54,380	28,321

Cash at bank and in hand at end of period	71,309	24,613

The accompanying notes form part of these unaudited interim consolidated financial statements

Notes to the Unaudited Interim Consolidated Financial
Statements
1—General
Activities
The activities of Cascal N.V. (the “Company”), its subsidiaries and joint ventures (together, the “Group”) involve the provision of high quality water and wastewater services to customers in seven countries. These services are provided under long term contracts or licenses that typically give the Group the exclusive right to provide its services within a defined geographical area. The Group’s most significant geographical area of operations is the United Kingdom.
Group structure
From January 29, 2008 until June 30, 2008 between 39% and 42% of the Company’s stock has been publicly owned with the remainder owned by Biwater Investments Limited.
Basis of Presentation
These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP) and contain all adjustments (consisting of only normal recurring items unless otherwise disclosed) necessary to present fairly the financial position as of June 30, 2008 and March 31, 2008, and the results of operations and cash flows for the three months ended June 30, 2008 and 2007. The results of operations for the three months ended June 30, 2008 are not necessarily indicative of the results to be expected for the full year.
Certain amounts have been reclassified within the comparative period so as to be consistent with the current period’s presentation.
2—Accounting Policies
The accounting policies set forth in note 2 to the consolidated financial statements of the Company for the year ended March 31, 2008 have been followed in preparing the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended March 31, 2008.
The effects of income tax rate changes in an interim period are recorded when substantially enacted and are recognized as part of the annual effective tax rate for the year.

3—Exchange rates
The following table provides the period end and average exchange rates for the currencies as included in the table against one US Dollar.

		Average				Average
		three months		Average		three months
	As at	ended	As at	year ended	As at	ended
	June 30,	June 30,	March 31,	March 31,	June 30,	June 30,
	2008	2008	2008	2008	2007	2007

Euro	0.635	0.638	0.631	0.705	0.741	0.743
British Pound	0.503	0.504	0.503	0.498	0.498	0.504
Chilean Peso	526.950	475.800	436.850	502.325	527.460	530.100
Mexican Peso	10.304	10.454	10.667	10.832	10.701	10.792
South African Rand	7.828	7.785	8.127	7.174	7.065	7.127
Indonesian Rupiah	9,220.000	9,241.000	9,205.000	9,171.000	9,054.000	9,020.000
Philippine Peso	44.895	43.175	41.770	44.217	45.912	46.811
Chinese Yuan	6.854	6.949	7.012	7.448	7.616	7.677
4—Intangible fixed assets

Amounts expressed in thousands of USD	Goodwill	Water rights	Other	Total

Net book value at April 1, 2007
At cost	5,342	14,548	3,851	23,741
Accumulated amortization	(1,995)	(4,264)	(336)	(6,595)

	3,347	10,284	3,515	17,146

Changes during the year:
Additions	12	—	148	160
Amortization	(431)	(510)	(640)	(1,581)
Currency translation differences — cost	59	3,414	409	3,882
Currency translation differences — amortization	(23)	(1,077)	(83)	(1,183)

	(383)	1,827	(166)	1,278

Net book value at March 31, 2008
At cost	5,413	17,962	4,408	27,783
Accumulated amortization	(2,449)	(5,851)	(1,059)	(9,359)

	2,964	12,111	3,349	18,424

Changes during the period (unaudited):
Acquisitions of subsidiaries and joint ventures	26,028	1,131	259	27,418
Amortization	(107)	(126)	(158)	(391)
Currency translation differences — cost	237	(3,068)	(341)	(3,172)
Currency translation differences — amortization	2	1,012	69	1,083

	26,160	(1,051)	(171)	24,938

Net book value at June 30, 2008 (unaudited)
At cost	31,678	16,025	4,326	52,029
Accumulated amortization	(2,554)	(4,965)	(1,148)	(8,667)

	29,124	11,060	3,178	43,362

5—Tangible fixed assets

	Land and	Infra-	Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	structure	equipment	& fittings	Total

Net book value at April 1, 2007
At cost	74,646	205,857	169,318	11,330	461,151
Accumulated depreciation	(13,087)	(37,748)	(67,681)	(8,515)	(127,031)

	61,559	168,109	101,637	2,815	334,120

Changes during the year:
Acquisitions of subsidiaries	—	11,357	342	35	11,734
Additions	2,010	20,144	10,298	1,918	34,370
Disposals	(104)	—	(213)	(96)	(413)
Depreciation	(1,610)	(5,685)	(12,708)	(1,225)	(21,258)
Other changes	20	(176)	77	76	(3)
Currency translation differences—cost	2,202	2,809	4,982	182	10,175
Currency translation differences—depreciation	(254)	(872)	(1,108)	(134)	(2,368)

	2,264	27,577	1,670	726	32,237

Net book value at March 31, 2008
At cost	78,754	240,167	184,727	13,369	517,017
Accumulated depreciation	(14,931)	(44,481)	(81,420)	(9,828)	(150,660)

	63,823	195,686	103,307	3,541	366,357

Changes during the period (unaudited):
Acquisition of subsidiaries and joint ventures	1,172	26,809	1,826	47	29,854
Additions	578	4,726	2,454	416	8,174
Disposals	(312)	(14)	(11)	—	(337)
Depreciation	(490)	(1,724)	(2,955)	(382)	(5,551)
Other changes	515	293	(677)	(171)	(40)
Currency translation differences—cost	128	(1,384)	(3,144)	(266)	(4,666)
Currency translation differences—depreciation	(10)	499	713	270	1,472

	1,581	29,205	(1,794)	(86)	28,906

Net book value at June 30, 2008 (unaudited)
At cost	80,320	270,304	185,852	13,566	550,042
Accumulated depreciation	(14,916)	(45,413)	(84,339)	(10,111)	(154,779)

	65,404	224,891	101,513	3,455	395,263

6—Financial fixed assets

	Long term	Deferred	Restricted
Amounts expressed in thousands of USD	debtors	tax assets	cash balances	Total

Balance at April 1, 2007	3,997	18,977	5,198	28,172
Less: Short term portion	(20)	(171)	(1,600)	(1,791)

Long term portion	3,977	18,806	3,598	26,381

Changes during the year:
Acquisitions of subsidiaries	—	190	—	190
Additions	68	—	1,342	1,410
Redemptions	(2,505)	—	(1,600)	(4,105)
Deferred taxes charged in the statement of income	—	(1,547)	—	(1,547)
Decrease in provision	1,295	—	—	1,295
Currency translation difference	138	1,234	(11)	1,361

Balance at March 31, 2008	2,993	18,854	4,929	26,776
Less: Short term portion	(27)	(64)	—	(91)

Long term portion	2,966	18,790	4,929	26,685

Changes during the period (unaudited):
Acquisitions of subsidiaries and joint ventures	64	200	—	264
Additions	16	—	598	614
Redemptions	(25)	—	—	(25)
Deferred taxes charged in the statement of income	—	(263)	—	(263)
Currency translation difference	(122)	(629)	57	(694)

Balance at June 30, 2008 (unaudited)	2,926	18,162	5,584	26,672
Less: Short term portion	(6)	(64)	—	(70)

Long term portion	2,920	18,098	5,584	26,602

7—Stocks and work in progress

	June 30,
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Raw materials and consumables	1,951	2,025
Work in progress	3,102	58

	5,053	2,083

8—Debtors

	June 30,
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Trade debtors(1)	50,606	33,587
Provision for bad & doubtful debts	(3,510)	(3,028)

Trade debtors, net	47,096	30,559

Receivables from affiliated companies*	1,714	6,411
Taxation and social security	2,235	1,625
Promissory notes	2,852	2,729
Other debtors	4,444	3,142
Prepayments	14,394	10,008

	72,735	54,474

*	Affiliated companies are companies in the Biwater group.

(1)	Trade debtors at June 30, 2008 includes an amount of USD 5.1 million (March 31, 2008: USD 3.7 million) that is receivable by Aguas de Panama S.A. and relates to the cumulative incremental revenue arising from rate increases that came into effect on September 1, 2006, May 1, 2007 and April 1, 2008 but that have not been paid by the client. The client has approved these rate increases and accordingly the existence of the amounts outstanding is not under challenge. Management considers these amounts to be recoverable in full notwithstanding the present delay in their payment.

9—Cash at bank and in hand

	June 30,
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Cash at bank and in hand	63,173	22,284
Short term deposits	13,604	36,914
Less: Restricted cash balances	(5,584)	(4,929)
Other cash equivalents—liquidity fund	116	111

	71,309	54,380

10—Minority shareholders’ interest

	Three
	months
	ended	Year
	June 30,	ended
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Balance at beginning of period	16,101	10,568
Changes during the period:
Acquisition of subsidiaries	—	976
Issue of shares	1,972	3,311
Share of profits	271	945
Dividends paid and payable	(408)	(513)
Currency translation differences	205	814

Balance at end of period	18,141	16,101

11—Negative goodwill

	Three
	months
	ended	Year
	June 30,	ended
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Balance at beginning of period	1,232	1,167
Amortization	(14)	(52)
Currency translation differences	28	117

Balance at end of period	1,246	1,232

The negative goodwill arose from the Company’s acquisition of 87% of The China Water Company Limited on November 15, 2006. The period of amortization for this negative goodwill is between 19 and 28 years.

12—Provisions & deferred revenue

	Pension	Deferred tax	Deferred
Amounts expressed in thousands of USD	provisions	liabilities	revenue	Total

Balance at April 1, 2007	15,163	50,856	47,249	113,268

Acquisition of subsidiaries	—	1,401	—	1,401
Contributions receivable	—	—	12,762	12,762
Employer contributions payable	(2,287)	—	—	(2,287)
Charged/(credited) to statement of income	1,089	(1,605)	(1,547)	(2,063)
Currency translation difference	202	858	2,200	3,260

Balance at March 31, 2008	14,167	51,510	60,664	126,341

Changes during the period (unaudited):
Contributions receivable	—	—	1,832	1,832
Employer contributions payable	(558)	—	—	(558)
Charged/(credited) to statement of income	320	228	(435)	113
Currency translation difference	(4)	(402)	(2,437)	(2,843)

Balance at June 30, 2008 (unaudited)	13,925	51,336	59,624	124,885

13—Long term liabilities

	Unsecured	Secured		Finance
Amounts expressed in thousands of USD	bank loans	bank loans		leases	Other	Total

Balance at April 1, 2007	21,841	216,978		12,032	821	251,672
Less: Short term portion	—	(4,879)		(1,683)	(41)	(6,603)

Long term portion	21,841	212,099		10,349	780	245,069

Changes during the year:
Acquisitions of subsidiaries	—	4,392		—	—	4,392
New loans	8	16,500		278	47	16,833
Interest added to loan balance	—	5,299		—	—	5,299
Repayment of loans	(406)	(62,713	)(1)	(1,888)	(98)	(65,105)
Transferred to current liabilities	(21,080)	—		—	—	(21,080)
Other	—	2		(2)	—	—
Currency translation differences	684	4,037		125	120	4,996

Balance at March 31, 2008	1,047	184,495		10,545	890	196,977
Less: Short term portion	—	(5,340)		(1,400)	(47)	(6,787)

Long term portion	1,047	179,155		9,145	843	190,190

Changes during the period (unaudited):
Acquisition of subsidiaries and joint ventures	—	9,308		—	—	9,308
New loans	80	43,498		—	14	43,592
Interest added to loan balance	—	1,290		—	—	1,290
Repayment of loans	—	(1,831)		(156)	—	(1,987)
Currency translation differences	(126)	(865)		23	(79)	(1,047)

Balance at June 30, 2008 (unaudited)	1,001	235,895		10,412	825	248,133
Less: Short term portion	—	(5,909)		(1,285)	(23)	(7,217)

Long term portion	1,001	229,986		9,127	802	240,916

(1)	GBP 28 million (USD 55.7 million) of this amount represents a loan balance repaid to The Royal Bank of Scotland by Bournemouth & West Hampshire Water on June 29, 2007. On the same day, The Royal Bank of Scotland advanced the same amount to Cascal Services Limited as a short term loan. This short term loan was subsequently repaid before the end of the year ended March 31, 2008 with proceeds from the Company’s initial public offering.

The long term liabilities at June 30, 2008 are repayable as follows:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases	Other	Total
Amounts expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

1-2 years	—	65,034	1,206	23	66,263
2-3 years	—	3,619	1,241	23	4,883
3-4 years	—	3,463	1,198	23	4,684
4-5 years	—	3,213	1,240	23	4,476
After 5 years	1,001	154,657	4,242	710	160,610

The long term liabilities at June 30, 2008 are denominated in the following currencies:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases	Other	Total
Amounts expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

US Dollar (USD)	—	65,217	—	—	65,217
British Pounds (GBP)	324	142,237	8,787	—	151,348
South Africa Rand (ZAR)	—	9,067	332	—	9,399
Unidades de Fomento (UF)	677	10,993	—	—	11,670
Other	—	2,475	5	802	3,282

UF refers to Unidades de Fomento as used in Chile as an inflation-adjusted currency, principally for business transactions.
The long term liabilities relate to loans and other payables that have:

	Unsecured	Secured	Finance
(Amounts, except percentages, expressed in thousands	bank loans	bank loans	leases	Other	Total
of USD)	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Fixed interest rates	1,001	164,266	5	802	175,191
Floating interest rates	—	65,720	9,122	—	65,725

	1,001	229,986	9,127	802	240,916

Average interest rates applied during the period	4.19%	6.73%	5.57%	0.00%	6.61%

14—Current liabilities

	June 30,
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Current installments of long term liabilities	7,217	6,787
Short term loans	5,455	2,323
Bank overdrafts	150	—
Trade creditors	16,220	11,678
Amounts payable to affiliated companies*	662	1,997
Taxation and social security	9,922	4,991
Accruals	35,381	18,430
Other creditors	15,371	5,607

	90,378	51,813

*	Affiliated companies are companies in the Biwater group.
15—Segmental disclosures
Revenue—geographical analysis

	Three months ended	Three months ended
	June 30,	June 30,
	2008	2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	24,198	23,447
South Africa	5,377	4,647
Indonesia	3,411	2,681
China	3,425	2,364
Chile	2,596	2,054
Panama	3,011	2,183
The Philippines	761	711
Holding Companies	1,043	768
Less: Inter-segment sales	(866)	(540)

Continuing operations	42,956	38,315

Discontinued operations — Mexico (note 19)	—	861

	42,956	39,176

The table below analyzes total revenue between that derived from the Group’s regulated and unregulated activities:

	Three months	Three months
	ended	ended
Revenue regulated and unregulated	June 30, 2008	June 30, 2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

Regulated	35,517	32,431
Unregulated	7,439	6,745

	42,956	39,176

Operating profit—geographical analysis

	Three months	Three months
	ended	ended
	June 30, 2008	June 30, 2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	7,978	8,443
South Africa	1,442	1,003
Indonesia	1,329	877
China	617	250
Chile	183	307
Panama	1,622	1,152
The Philippines	305	253
Holding Companies	(1,882)	(1,793)

Continuing operations	11,594	10,492

Discontinued operations — Mexico (note 19)	3	57

	11,597	10,549

Net profit—geographical analysis

	Three months	Three months
	ended	ended
	June 30, 2008	June 30, 2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	4,282	5,381
South Africa	791	348
Indonesia	920	595
China	323	327
Chile	(187)	104
Panama	1,374	924
The Philippines	292	238
Holding Companies	(2,303)	(6,216)

Continuing Operations	5,492	1,701

Discontinued Operations — Mexico (note 19)	10	61

	5,502	1,762

16—Taxation
The table below summarizes the principal contributing factors behind the effective tax rates:

	Three Months Ended		Three Months Ended
	June 30, 2008		June 30, 2007
Amounts expressed in thousands of USD	Unaudited	%	Unaudited	%

Profit before taxation	8,840		3,872
Dutch standard rate	(2,254)	25.5	(987)	25.5
Disallowed expenditure	(103)	1.2	(82)	2.1
Non-taxable income	22	(0.2)	18	(0.5)
Prior period adjustments	28	(0.3)	192	(5.0)
Changes in tax rates	(66)	0.7	670	(17.3)
Increase in deferred tax assets not recognized	(507)	5.8	(1,486)	38.4
Decrease in deferred tax assets not recognized	115	(1.3)	39	(1.0)
Inflation adjustment	95	(1.1)	—	—
Effect of overseas tax rates	(251)	2.8	(259)	6.7
Deferred tax on un-remitted foreign earnings	(143)	1.6	(39)	1.0
Other	(3)	0.0	13	(0.3)

Total tax charge	(3,067)	34.7	(1,921)	49.6

17—Acquisition of interest in joint venture
On April 29, 2008 the Group completed the acquisition of a 49% interest in a new equity joint venture for delivery of water services to Yancheng City together with the Government of Yancheng for RMB 200.7 million (USD 28.8 million). The equity joint venture has a 30 year concession to deliver water services to a population of more than 600,000 in Yancheng City. The acquisition of the interest in the equity joint venture supports the Company’s strategy of expansion of its operations in China.
The acquired business contributed revenues of USD 0.8 million and net profit of less than USD 0.1 million to the Group for the period from April 29, 2008 to June 30, 2008. If the acquisition had occurred on April 1, 2008, unaudited Group revenue would have been USD 43.3 million, unaudited net profit would have been USD 5.5 million and there would have been a negligible increase in unaudited earnings per share for the three months ended June 30, 2008.
Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
— Cash paid	28,661
— Direct costs relating to the acquisition	91

Total consideration	28,752
Book value of net assets acquired	(16,511)

Goodwill	12,241

Since the completion of the acquisition, Group management has been working with local management and an auditor appointed by the Government of Yancheng to validate the book values of the separate assets and liabilities acquired by the equity joint venture. This process is expected to be completed within a few weeks following which Group management will be in a position to ascribe fair values to the separable assets and liabilities in accordance with the requirements of Dutch GAAP. Accordingly, the preliminary purchase price allocation has been made by reference to the book values of the separate assets and liabilities that have been extracted from unaudited accounting records as at the date of acquisition and which are therefore subject to change.
The unaudited book values of the assets and liabilities arising from the acquisition are as follows:

Acquiree’s
carrying
Amounts expressed in thousands of USD	amount

Cash and cash equivalents	12,220
Property, plant and equipment	43,557
Financial fixed assets	130
Inventories	5,386
Receivables	5,231
Payables	(26,389)
Long term liabilities	(6,439)

Net assets	33,696

Share of net assets acquired	16,511

Purchase consideration paid in cash	(28,752)
Cash and cash equivalents in joint venture acquired	5,988

Cash outflow on acquisition	(22,764)

18—Acquisition of subsidiaries
On June 27, 2008 the Group acquired 100% of the share capital of Servicomunal S.A. for CHP 10.0 billion (USD 19.0 million). Servicomunal provides water and wastewater services under a perpetual regulated concession contract. The acquisition of Servicomunal supports the Company’s growth strategy in territories where it already has established operations in place and combined with existing operations in Chile will provide greater efficiencies and economies of scale.
The acquired business did not contribute revenues and net profit to the Group for the period ended June 30, 2008 having been acquired at the end of that period. The results of Servicomunal will be consolidated into the results of the Group from October 1, 2008 as the results of Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends.
Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
— Cash paid	18,646
— Direct costs relating to the acquisition	393

Total consideration	19,039
Fair value of net assets acquired	(6,450)

Goodwill	12,589

The preliminary purchase price allocation has been carried out by reference to the unaudited book values of the separate assets and liabilities that have been extracted from the accounting records of the acquired entity. Group management is working on ascribing fair values to the separable assets and liabilities acquired as required by Dutch GAAP. As such the preliminary purchase price allocation set out below is expected to be revised in due course.

The assets and liabilities arising from the acquisition are as follows:

Acquiree’s
carrying
Amounts expressed in thousands of USD	amount

Cash and cash equivalents	1,443
Property, plant and equipment	6,201
Financial fixed assets	155
Intangible fixed assets	1,024
Receivables	3,276
Payables	(850)
Long term liabilities	(4,799)

Net assets	6,450

Net assets acquired	6,450

Purchase consideration paid in cash	(19,039)
Cash and cash equivalents in subsidiary acquired	1,443

Cash outflow on acquisition	(17,596)

On June 27, 2008 the Group acquired 100% of the share capital of Servilampa S.A. for CHP 0.8 billion (USD 1.6 million). Servilampa provides water and wastewater services under a perpetual regulated concession contract. The acquisition of Servilampa supports the Company’s growth strategy in territories where it already has established operations in place and combined with existing operations in Chile will provide greater efficiencies and economies of scale.
The acquired business did not contribute revenues and net profit to the Group for the period ended June 30, 2008 having been acquired at the end of that period. The results of Servilampa will be consolidated into the results of the Group from October 1, 2008 as the results of Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends.
Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
— Cash paid	1,561
— Direct costs relating to the acquisition	32

Total consideration	1,593
Fair value of net assets acquired	(395)

Goodwill	1,198

The preliminary purchase price allocation has been carried out by reference to the unaudited book values of the separate assets and liabilities that have been extracted from the accounting records of the acquired entity. Group management is working on ascribing fair values to the separable assets and liabilities acquired as required by Dutch GAAP. As such the preliminary purchase price allocation set out below is expected to be revised in due course.

The assets and liabilities arising from the acquisition are as follows:

Acquiree’s
carrying
Amounts expressed in thousands of USD	amount

Cash and cash equivalents	1,669
Property, plant and equipment	2,310
Financial fixed assets (deferred tax assets)	45
Intangible fixed assets	366
Receivables	225
Payables	(2,867)
Long term liabilities	(1,353)

Net assets	395

Net assets acquired	395

Purchase consideration paid in cash	(1,593)
Cash and cash equivalents in subsidiary acquired	1,669

Cash inflow on acquisition	76

19—Disposal of subsidiaries
On January 8, 2008, the Company agreed to an early termination of its operation and maintenance contract in Mexico. As a result of this agreement the operations of Mexico have been shown as discontinued in the three months ended June 30, 2008 and 2007. The Company received a termination fee of MXP 10.5 million (USD 1.0 million) and after the costs of termination and receipts for sale of assets made a profit on termination of MXP 1.1 million (USD 0.1 million).
20—Contingent liabilities
The Group’s defined benefit pension plan in the United Kingdom is part of the Biwater Retirement and Security Scheme (BRASS). There are two sub-funds established within BRASS. The Cascal sub-fund is called the Water Company Section and the other sub-fund is called the Main Section and is the UK defined benefit pension plan for Biwater Plc and a number of its UK subsidiaries. Although the Water Company Section constitutes a separate sub-fund, it is established under the same documentation that governs the Main Section and shares the same trustees.
The Group has caused letters of credit to be issued in the amount of GBP 8.6 million (USD 17.1 million) as at June 30, 2008 in favor of the trustees of the Water Company Section of the U.K. defined benefit pension plan. Under an agreement entered into with Biwater and the trustees, the Group may need to increase further the amount of the letter of credit to cover any increase in the plan-specific deficit of the Water Company Section determined as of the initial public offering, up to a maximum amount of GBP 10.0 million (USD 19.9 million).
One of the Group’s joint venture companies—Subicwater—is involved in a dispute with one of its minority shareholders—Olongapo City Government, or Olongapo City—in relation to amounts due to Olongapo City from Olongapo City Water District (OCWD) from whom the original concession was obtained. Such amounts are in relation to periods prior to the Subicwater concession. Subicwater originally entered into the concession based on the understanding that all prior obligations of OCWD had been settled under the terms of an agreement between Olongapo City and OCWD entered into in November 1997. Olongapo City subsequently contended that it would prefer to be a creditor of Subicwater (as opposed to a shareholder) and receive the old disputed OCWD amounts from Subicwater. However, Olongapo City has subsequently continued to act as a shareholder in Subicwater and has appointed directors of Subicwater, who have attended board meetings. Olongapo City obtained a Writ of Execution from the local courts in July 2003. In October 2003 Subicwater filed a Motion for Reconsideration by the local courts, which was rejected. In December 2003 Subicwater succeeded in obtaining an injunction from the Court of Appeals that prevented the local courts and Olongapo City from enforcing the Writ of Execution. In March 2006 Olongapo City appealed to the Supreme Court. Subicwater will continue to vigorously defend its position and believes that it will prevail on the merits. With interest, the amount of Olongapo City’s claim is approximately USD 47.1 million as of March 31, 2008, being the last date at which Olongapo City have confirmed the amount of their claim.
Adhya Tirta Batam, another of the Group’s joint venture companies is currently being investigated by the KPPU, the Business Competition Supervisory Commission. It is asserted that ATB acted in an anti-competitive manner, and potentially in breach of monopoly powers, by failing to connect certain new properties to the water network. In 2007, the water demand exceeded that which was able to be produced and therefore ATB took the decision to slow down, rather than stop, the number of new applications that it processed for connections to the water network. This was done to ensure that its current customers could continue to receive a 24 hour supply of water. All existing applications, however, continued to be processed. Both ATB and Cascal robustly defend their position and believe that ATB is fully compliant with Indonesian law. ATB is cooperating fully with the KPPU.
21—Subsequent events
On July 21, 2008 the U.K. Government’s 2008 Finance Bill received royal assent. This legislation includes changes which progressively phase out the availability of tax deductions for the cost of assets that qualify under the definition of industrial buildings. As a consequence of this new legislation the Group will recognize a one-time deferred tax liability of approximately USD 5 million in the year ending March 31, 2009. The impact of recording this deferred tax liability will be reflected in the Group’s effective tax rate beginning with the quarter ending September 30, 2008. Recording the deferred tax liability is a non-cash transaction. The cash impact of the new legislation will be spread over the remaining useful economic lives of the assets in question, typically between 40 and 60 years.
On July 23, 2008 the Group completed acquisition of a 51% stake in a water company in Zhumadian City, China for a purchase consideration of approximately USD 18 million. The new company, Zhumadian China Water Company, formally commenced operations on July 23, 2008 having previously received its business license from the Zhumadian municipal government on June 19, 2008.
On August 7, 2008 a cash dividend of $0.18 per share, recommended by the Company’s board of directors, was approved at the Company’s Annual General Meeting of shareholders. The dividend will be payable on September 30, 2008 to shareholders of record on September 24, 2008, subject to withholding.

Management’s discussion and analysis of financial condition and results of operations
Overview
We provide water and wastewater services to our customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. In a typical water project, we collect raw water from surface and groundwater sources, treat the water to meet the required quality standards and supply the treated water through a distribution network to our customers’ premises. In a typical wastewater project, we collect the wastewater from our customers’ premises, treat the wastewater to meet the required standards and return the treated water to the environment. We provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory. Our customers are predominantly homes and businesses representing a total population of approximately four million.
Forward-looking statements
Many statements we make in this discussion contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “hope” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements may relate to, among other things:
•	our anticipated growth strategies in the markets in which we operate or in new markets;

•	the levels of growth we anticipate in our targeted markets;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain the quality of our water and wastewater services;

•	our ability to successfully negotiate rate adjustments and other pricing issues with government regulators and public-sector clients;

•	our ability to identify, acquire and integrate complementary operations;

•	our expectations regarding the payment of dividends;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds; and

•	the importance of our alliances, joint venture partners and investments.
The forward-looking statements included in this discussion are subject to risks, uncertainties and assumptions about us that may cause actual results to differ materially from those indicated by such forward-looking statements including, among others: if we are unable to identify suitable project opportunities, win bids for, or effectively negotiate the terms of, those opportunities, our growth prospects will be reduced; if we are unable to obtain government or public-sector client approval of our requests for rate increases, our profitability may suffer; and any pending or future acquisitions we decide to undertake involve risks; together with those factors set forth under the headings “Forward-looking Statements”, “Risk Factors” and “Operating Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended March 31, 2008 as filed with the SEC on June 25, 2008. Moreover, we operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The following discussion contains information about our results of operations, financial condition, liquidity and capital resources that we have prepared in accordance with Dutch GAAP.

Results of operations for the three months ended June 30, 2008 and 2007
The following table sets forth our statement of income data as a percentage of revenue for the three months ended June 30, 2008 and 2007 as well as showing the percentage change on a period to period basis:

Dutch GAAP	Three months ended	Percentage of	Three months ended	Percentage of	Percentage change
(Dollars in thousands)	June 30, 2008	revenue	June 30, 2007	revenue	2007-2008

Revenue	42,956	100.0%	39,176	100.0%	9.6%
Raw and auxiliary materials and other external costs	10,011	23.3%	8,627	22.0%	16.0%
Staff costs	9,054	21.1%	7,991	20.4%	13.3%
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,928	13.8%	5,505	14.1%	7.7%
Profit on disposal of intangible and tangible fixed assets	(808)	(1.9)%	(6)	(0.0)%	n/a
Other operating charges(1)	7,174	16.7%	6,510	16.6%	10.2%

Total operating expenses	31,359	73.0%	28,627	73.1%	9.5%

Operating profit	11,597	27.0%	10,549	26.9%	9.9%
Interest (expense)/income and exchange rate results(2)	(2,757)	(6.4)%	(6,677)	(17.0)%	58.6%

Profit before taxation	8,840	20.6%	3,872	9.9%	128.3%
Taxation	(3,067)	(7.1)%	(1,921)	(4.9)%	(59.7)%
Minority interest	(271)	(0.7)%	(189)	(0.5)%	(43.4)%

Net profit	5,502	12.8%	1,762	4.5%	212.3%

(1)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts.

(2)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income.
•	Our results of operations in respect of the three months ended June 30, 2008 compared with the same period of the preceding fiscal year have been impacted by our acquisition of a 49% interest in a joint venture supplying water to the inhabitants of Yancheng, China on April 29, 2008 and the inclusion of three months of results of Siza Water, our subsidiary serving the town of Ballito in South Africa, in which we acquired a 74% interest on May 3, 2007 compared to two months of results in the comparative three month period ended June 30, 2007.

•	Revenues have also increased as a result of rate increases, notably in the regulated businesses in the UK, South Africa, Chile and Indonesia. In addition, we have recognized approximately $0.5 million more revenue in our Panamanian subsidiary following the client’s recent approval of a rate increase dating back to May 2007. A further rate increase was approved in Panama with effect from April 1, 2008 which increased revenue by $0.3 million compared with the same three–month period of the prior year.

•	Our operating expenses have been impacted by increased electricity costs incurred by several of our operating businesses, including notably the UK and Chile.

•	Interest (expense)/income and exchange rate results overall are significantly reduced in the three months ended June 30, 2008 compared with the same period of the preceding fiscal year due to the repayment of British Pound denominated borrowings out of the proceeds of our initial public offering.

•	Our effective tax rate for the three months ended June 30, 2008 was impacted significantly by the reduction in interest costs and foreign exchange losses incurred by us in The Netherlands for which we were unable to record a tax benefit.

EBITDA from continuing operations
EBITDA from continuing operations represents net profit from continuing operations before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance, and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.
EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:
•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.
Because of these limitations, EBITDA from continuing operations should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit from continuing operations, the most directly comparable Dutch GAAP performance measure, to EBITDA from continuing operations.

	Three months ended	Three months ended
(Dollars in thousands)	June 30, 2008	June 30, 2007

Net profit from continuing operations	$5,492	$1,701
Add:
Interest expense/(income) and exchange rate results	2,764	6,681
Taxation	3,067	1,921
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,928	5,492
(Profit) on disposal of intangible and tangible fixed assets	(808)	(6)
Minority interest	271	189

EBITDA from continuing operations	$16,714	$15,978

Revenue from continuing operations	$42,956	$38,315

EBITDA as a percentage of revenue from continuing operations	38.9%	41.7%

Geographical revenue and operating profit
The following table identifies our revenue by country by dollar amount and as a percentage of total revenue for the three months ended June 30, 2008 and 2007. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP.

Dutch GAAP	Revenue by country (as reported)
	Three months		Three months
	ended June 30,	Percentage of	ended June 30,	Percentage of
(Dollars in thousands)	2008	revenue	2007	revenue

United Kingdom	$24,198	56.3%	$23,447	61.2%
South Africa (1)	5,377	12.5%	4,647	12.1%
Indonesia	3,411	8.0%	2,681	7.0%
China (2)	3,425	8.0%	2,364	6.2%
Chile	2,596	6.0%	2,054	5.4%
Panama	3,011	7.0%	2,183	5.7%
The Philippines	761	1.8%	711	1.8%
Holding companies	177	0.4%	228	0.6%

Total continuing operations	$42,956	100.0%	$38,315	100.0%

Discontinued operations - Mexico (3)	—		861
Total	$42,956		$39,176

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
•	The principal reason for the increase in revenues reported by our UK subsidiary of $0.8 million relates to the impact of our scheduled rate increase of 3.68%.

•	The revenues generated by our South African operations increased by $0.7 million, comparing the three months ended June 30, 2008 with the corresponding period of the previous fiscal year, due mainly to the inclusion of an additional month’s revenue from Siza Water, the subsidiary we acquired on May 3, 2007 together with the 7.5% rate increase implemented by our Nelspruit business with effect from July 2007 and the continued growth in the customer base.

•	The $1.1 million increase reported by our Chinese operations is principally due to the inclusion of our share of two months of revenue from the Yancheng joint venture.

•	The $0.7 million increase in our Indonesian operations comes from the 20% rate increase implemented in December 2007 and continued growth in the customer base.

•	The $0.8 million increase in revenue from our Panama operation is due to $0.5 million of additional revenue recognized following our client’s approval of a rate increase applied for in May 2007 along with $0.3 million as a result of a further rate increase that took effect from April 1, 2008 (see note 8 to our unaudited interim consolidated financial statements).

The following table identifies our operating profit by country by dollar amount and as a percentage of total operating profit for the three months ended June 30, 2008 and 2007.

Dutch GAAP	Operating profit by country (as reported)
	Three months		Three months
	ended June 30,	Percentage of	ended June 30,	Percentage of
(Dollars in thousands)	2008	operating profit	2007	operating profit
United Kingdom	$7,978	68.8%	$8,443	80.5%
South Africa (1)	1,442	12.4%	1,003	9.6%
Indonesia	1,329	11.5%	877	8.3%
China (2)	617	5.3%	250	2.4%
Chile	183	1.6%	307	2.9%
Panama	1,622	14.0%	1,152	11.0%
The Philippines	305	2.6%	253	2.4%
Holding companies	(1,882)	(16.2)%	(1,793)	(17.1)%

Total continuing operations	$11,594	100.0%	$10,492	100.0%

Discontinued operations - Mexico (3)	3		57
Total	$11,597		$10,549

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
•	The operating profit reported by our UK subsidiary decreased by $0.5 million, comparing the quarter ended June 30, 2008 with the corresponding three months of the previous fiscal year, due mainly to higher electricity prices and the effect of general cost inflation running ahead of our scheduled 3.68% regulated rate increase that took effect from April 1, 2008.

•	The operating profit of the South African businesses increased by $0.4 million due to the extra month’s contribution from Siza Water, which we acquired on May 3, 2007, together with the increase to our rates in Nelspruit of 7.5% from July 2007, offset in part by increased costs of electricity and raw and bulk water along with the impact of annual salary reviews.

•	The $0.5 million increased operating profit reported by our Indonesian joint venture is a result of the 20% rate increase implemented in December 2007 in combination with higher volumes sold offset in part by increased costs of operation, most notably electricity.

•	The operating profit of our Chinese businesses increased by $0.4 million for the three months ended June 30, 2008 compared to the corresponding period of the previous fiscal year, mainly due to the inclusion of our share of two months of results of operations of the Yancheng joint venture together with increased operating profits recorded by our existing businesses in Qitaihe and Yanjiao.

•	The increase in operating profit reported by our Panamanian subsidiary for the three months ended June 30, 2008 compared with the corresponding period in the preceding year is principally due to the increased revenue offset in part by increased operation and maintenance costs, primarily due to higher unit electricity prices.

Three months ended June 30, 2008 compared to three months ended June 30, 2007
Revenue
Dutch GAAP

			Three months		Percentage
	Three months	Three months	ended June 30,	Change 2007-	change 2007-
	ended June 30,	ended June 30,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$24,198	$23,447	$23,446	$752	3.2%
South Africa (1)	5,377	4,647	4,253	1,124	26.4%
Indonesia	3,411	2,681	2,617	794	30.3%
China (2)	3,425	2,364	2,611	814	31.2%
Chile	2,596	2,054	2,289	307	13.4%
Panama	3,011	2,183	2,183	828	37.9%
The Philippines	761	711	771	(10)	(1.3)%
Holding companies	177	228	229	(52)	(22.7)%

Total continuing operations	$42,956	$38,315	$38,399	$4,557	11.9%

Discontinued operations - Mexico (3)	—	861	889	(28)	(3.1)%

Exchange rate effect			(112)

Total after exchange rate effect	$42,956	$39,176	$39,176

(1)	Includes results of operations of Siza Water from May 3. 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our revenue from continuing operations for the three months ended June 30, 2008 increased by $4.6 million compared to the three months ended June 30, 2007 at constant exchange rates due primarily to rate increases and the inclusion of our share of the revenue from the Yancheng joint venture in China from the date of acquisition.
•	United Kingdom. The $0.8 million increase was primarily due to the effect of our scheduled rate increase of 3.68%.

•	South Africa. The $1.1 million increase resulted partly from the impact of the 7.5% rate increase implemented in July 2007 in our Nelspruit subsidiary, which together with growth in the number of connections accounted for $0.5 million of the increase. The remaining $0.6 million increase is derived from including a full three months of revenue from Siza Water in 2008 compared to just two months of contribution in the three months ended June 30, 2007.

•	Indonesia. The $0.8 million increase resulted from the impact of the 20% rate increase implemented in December 2007, together with increased water demand caused by continued population growth.

•	China. The $0.8 million increase was mainly due to the inclusion of our share of two months of revenue following the acquisition of a 49% interest in the Yancheng joint venture.

•	Panama. The $0.8 million increase in revenue from our Panama operation is due to $0.5 million additional revenue recognized following our client’s approval of a rate increase applied for in May 2007, along with the impact of a further rate increase taking effect from April 1, 2008.

Raw and auxiliary materials
and other external costs
Dutch GAAP

			Three months		Percentage
	Three months	Three months	ended June 30,	Change 2007-	change 2007-
	ended June 30,	ended June 30,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$5,047	$4,198	$4,198	$849	20.2%
South Africa (1)	1,609	1,544	1,414	195	13.8%
Indonesia	1,154	1,055	1,029	125	12.1%
China (2)	865	777	858	7	0.8%
Chile	1,125	691	768	357	46.5%
Panama (3)	—	—	—	n/a	n/a
The Philippines	211	172	187	24	12.8%
Holding companies	—	—	—	n/a	n/a

Total continuing operations	$10,011	$8,437	$8,454	$1,557	18.4%

Discontinued operations - Mexico (4)	—	190	196	(196)	n/a

Exchange rate effect			(23)

Total after exchange rate effect	$10,011	$8,627	$8,627

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008.

(3)	Biwater incurs these costs under an operation and maintenance agreement with us. These costs are recharged to us and reported within other operating charges.

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our raw and auxiliary materials and other external costs of continuing operations increased by $1.6 million comparing the three months ended June 30, 2007 to the three months ended June 30, 2008 at constant exchange rates, primarily due to increases in the unit prices of electricity.
•	United Kingdom. The $0.8 million increase was primarily due to the increased cost of electricity ($0.5 million) along with other increases in raw and auxiliary material costs.

•	Chile. The $0.4 million increase reflects increases in the cost of electricity incurred by our Chilean operations.

Staff Costs
Dutch GAAP

			Three months		Percentage
	Three months	Three months	ended June 30,	Change 2007-	change 2007-
	ended June 30,	ended June 30,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$4,595	$4,206	$4,206	$389	9.2%
South Africa (1)	1,344	1,191	1,090	254	23.3%
Indonesia	359	275	267	92	34.5%
China (2)	874	555	613	261	42.6%
Chile	380	302	336	44	13.1%
Panama (3)	—	—	—	n/a	n/a
The Philippines	86	73	79	7	8.9%
Holding companies	1,416	1,216	1,216	200	16.4%

Total continuing operations	$9,054	$7,818	$7,807	$1,247	16.0%

Discontinued operations - Mexico (4)	—	173	178	(178)	n/a

Exchange rate effect			6

Total after exchange rate effect	$9,054	$7,991	$7,991

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008.

(3)	Biwater incurs these costs under an operation and maintenance agreement with us. These costs are recharged to us and reported within other operating charges.

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our staff costs of continuing operations increased by $1.2 million comparing the three months ended June 30, 2007 to the three months ended June 30, 2008 at constant exchange rates, primarily due to annual salary increases and the inclusion of our share of staff costs incurred by the Yancheng joint venture.
•	United Kingdom. The $0.4 million increase was primarily due to an annual salary review of 4.5%, effective from April 1, 2008, together with some interim pay increases and an increase in staff numbers in our non-regulated heating installation and maintenance business.

•	South Africa. The $0.3 million increase was due to an 8% annual salary review increase combined with increased staff numbers in our Nelspruit subsidiary ($0.2 million) and $0.1 million derived from a full three months of staff costs of Siza Water in 2008 compared to just two months of cost in the three months ended June 30, 2007.

•	China. The $0.3 million increase was primarily due to the inclusion of our share of two months of staff costs incurred by the Yancheng joint venture ($0.2 million).

•	Holding companies. The $0.2 million increase reflects the annual pay review taking effect from April 1, 2008, together with higher accruals in respect of management bonuses in the three months ended June 30, 2008 compared with the corresponding period of the prior year.

Depreciation and
amortization of intangible
and tangible fixed assets and
negative goodwill
Dutch GAAP

			Three months		Percentage
	Three months	Three months	ended June 30,	Change 2007-	change 2007-
	ended June 30,	ended June 30,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$4,015	$3,796	$3,796	$219	5.8%
South Africa (1)	336	267	245	91	37.1%
Indonesia	236	228	222	14	6.3%
China (2)	455	367	406	49	12.1%
Chile	541	492	549	(8)	(1.5)%
Panama	199	208	208	(9)	(4.3)%
The Philippines	61	51	56	5	8.9%
Holding companies	85	83	83	2	2.4%

Total continuing operations	$5,928	$5,492	$5,565	$363	6.5%

Discontinued operations - Mexico (3)	—	13	14	(14)	n/a

Exchange rate effect			(74)

Total after exchange rate effect	$5,928	$5,505	$5,505

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our depreciation and amortization of intangible and tangible fixed assets and negative goodwill from continuing operations increased by $0.4 million comparing the three months ended June 30, 2007 to the three months ended June 30, 2008 at constant exchange rates, primarily due to additions to tangible fixed assets since June 30, 2007.
•	United Kingdom. The $0.2 million increase resulted from fixed asset additions leading to a higher depreciation charge.

Other operating charges
Dutch GAAP

			Three months		Percentage
	Three months	Three months	ended June 30,	Change 2007-	change 2007-
	ended June 30,	ended June 30,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$3,361	$2,812	$2,812	$549	19.5%
South Africa (1)	646	641	587	59	10.1%
Indonesia	334	245	239	95	39.7%
China (2)	614	414	458	156	34.1%
Chile	378	262	292	86	29.5%
Panama (3)	1,188	824	824	364	44.2%
The Philippines	98	162	175	(77)	(44.0)%
Holding companies	558	722	722	(164)	(22.7)%

Total continuing operations	$7,177	$6,082	$6,109	$1,068	17.5%

Discontinued operations - Mexico (4)	(3)	428	442	(445)	n/a

Exchange rate effect			(41)

Total after exchange rate effect	$7,174	$6,510	$6,510

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008.

(3)	Biwater incurs these costs under an operation and maintenance agreement with us. These costs are then recharged to us.

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Other operating charges from continuing operations in the three months ended June 30, 2008 increased by $1.1 million compared to the three months ended June 30, 2007 at constant exchange rates.
•	United Kingdom. The $0.5 million increase was due to bad debt charges of $0.2 million incurred in our non-regulated business, an increase of $0.1 million in the costs of reporting and regulatory requirements, including work in preparation for Sarbanes-Oxley Section 404 compliance, together with the effects of general cost inflation.

•	China. The $0.2 million increase is primarily due the inclusion of our share of two months of costs incurred by the Yancheng joint venture.

•	Panama. The $0.4 million increase reflects higher costs of operation and maintenance of our water treatment plant, the principal reason for which is unit electricity prices.

•	Holding Companies. The $0.2 million decrease is largely due to lower professional fees offset in part by higher insurance and other costs related to our listing incurred during the three months ended June 30, 2008.

Interest (expense)/income
and exchange rate results
Dutch GAAP

			Three months		Percentage
	Three months	Three months	ended June 30,	Change 2007-	change 2007-
	ended June 30,	ended June 30,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$(1,998)	$(1,809)	$(1,810)	$(188)	(10.4)%
South Africa (1)	(130)	(435)	(398)	268	67.3%
Indonesia	(4)	(24)	(24)	20	83.3%
China (2)	43	181	200	(157)	(78.5)%
Chile	(352)	(185)	(206)	(146)	(70.9)%
Panama	(136)	(227)	(227)	91	40.1%
The Philippines	8	2	2	6	300.0%
Holding companies	(195)	(4,184)	(4,183)	3,988	95.3%

Total continuing operations	$(2,764)	$(6,681)	$(6,646)	$3,882	58.4%

Discontinued operations - Mexico (3)	7	4	3	4	133.3%

Exchange rate effect			(34)

Total after exchange rate effect	$(2,757)	$(6,677)	$(6,677)

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our interest (expense)/income and exchange rate results from continuing operations changed by $3.9 million comparing the three months ended June 30, 2007 to the three months ended June 30, 2008 at constant exchange rates.
•	Holding companies. The $4.0 million change is primarily the result of borrowings that resulted in interest charges of $1.8 million in the three months ended June 30, 2007 and which were repaid in February 2008 out of the proceeds of our initial public offering, together with a decrease in foreign exchange losses of $2.5 million. Partly offsetting these reductions are the interest costs of $0.2 million that we incurred during the three months ended June 30, 2008 on our revolving loan facility.

•	South Africa. Our South African businesses incurred $0.3 million less interest expense during the three months ended June 30, 2008 compared with the same period of the prior year due to the impact of debt repaid since June 30, 2007.

•	United Kingdom. Our U.K. subsidiary incurred $0.2 million more interest costs during the three months ended June 30, 2008 than during the corresponding period of the prior year due mainly to the indexation of its long-term debt facility by reference to the U.K. retail price index.

•	China. A reduced amount of interest income from cash deposits is the principal reason for the lower net interest income earned by our Chinese operations during the three months ended June 30, 2008 compared with the same three months in 2007.

•	Chile. The increased net expense of $0.1 million is due to currency conversion losses on the Unidades de Fomento (UF).

Taxation
Dutch GAAP

			Three months		Percentage
	Three months	Three months	ended June 30,	Change 2007-	change 2007-
	ended June 30,	ended June 30,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

Operating companies	$(2,843)	$(1,681)	$(1,662)	$(1,181)	(71.1)%
Holding companies	(224)	(240)	(240)	16	6.7%

Total continuing operations	$(3,067)	$(1,921)	$(1,902)	$(1,165)	(61.2)%

Discontinued operations — Mexico	—	—	—	n/a	n/a

Exchange rate effect			(19)

Total after exchange rate effect	$(3,067)	$(1,921)	$(1,921)

The overall effective tax rates for continuing operations for the three months ended June 30, 2008 and the three months ended June 30, 2007 were 34.7% and 50.4%, respectively. The change in effective tax rates was significantly influenced by:
•	Holding companies. Cascal N.V. incurred taxable losses of approximately $0.7 million in the three months ended June 30, 2008 that it was unable to utilize during the period due to the absence of any other income taxable in The Netherlands. This amount was, however, higher at $4.5 million for the three months ended June 30, 2007 due to higher interest costs and foreign exchange losses incurred during that period.

•	United Kingdom. The U.K. subsidiary’s effective tax rate was 28.4% compared to 18.9% in the prior period. The increase is due primarily to the recognition in the three months ended June 30, 2007 of a deferred tax credit of $0.6 million, which represents the effect on the results for the period of a change to the standard rate of income tax in the United Kingdom from 30% to 28%, which became effective from April 2008, but was reflected in the U.K. subsidiary’s deferred tax liability from the date of its substantial enactment.

Minority interest
Dutch GAAP

			Three months
	Three months	Three months	ended June 30,	Change 2007-	Percentage
	ended June 30,	ended June 30,	2007 at	2008 at	change 2007-2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

South Africa	$(160)	$(57)	$(52)	$(108)	(207.7)%
China	(111)	(132)	(145)	34	23.4%

Total	$(271)	$(189)	$(197)	$(74)	(37.6)%

Exchange rate effect			8

Total after exchange rate effect	$(271)	$(189)	$(189)

Minority interests increased by $0.1 million primarily due to the inclusion of three months of minority share of the results of Siza Water compared to just two months in the three month period ended June 30, 2007.

Net profit
Dutch GAAP

			Three months		Percentage
	Three months	Three months	ended June 30,	Change 2007-	change 2007-
	ended June 30,	ended June 30,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$4,282	$5,381	$5,380	$(1,098)	(20.4)%
South Africa (1)	791	348	319	472	148.0%
Indonesia	920	595	581	339	58.3%
China (2)	323	327	360	(37)	(10.3)%
Chile	(187)	104	116	(303)	(261.2)%
Panama	1,374	924	924	450	48.7%
The Philippines	292	238	257	35	13.6%
Holding companies	(2,303)	(6,216)	(6,215)	3,912	62.9%

Total continuing operations	$5,492	$1,701	$1,722	$3,770	218.9%

Discontinued operations - Mexico (3)	10	61	62

Exchange rate effect			(22)

Total after exchange rate effect	$5,502	$1,762	$1,762

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
For the reasons set forth above, our net profit from continuing operations at constant exchange rates has increased by $3.8 million.

Liquidity and capital resources
The following table summarizes our cash flows for the three months ended June 30, 2008 and 2007
Dutch GAAP

	Three months ended	Three months ended
	June 30, 2008	June 30, 2007
	(Unaudited)	(Unaudited)

Cash flow from (used in) operating activities	$ 21.4 million	$11.4 million

Cash flow from (used in) investing activities	$(48.0) million	$ (9.2) million

Cash flow from (used in) financing activities	$ 43.3 million	$ (6.3) million

Operating activities
Operating cash flow increased by $10.0 million during the three months ended June 30, 2008 relative to the three months ended June 30, 2007 due primarily to an $8.0 million increase in cash flow from movements in working capital and a $2.0 million change in net profit after adjusting for non-cash items.
Investing activities
Cash flow used in investing activities increased by $38.8 million during the three months ended June 30, 2008, relative to the three months ended June 30, 2007. This increase reflects the $40.3 million cash outflow used in acquiring our share of the Yancheng joint venture in China and our subsidiaries, Servicomunal and Servilampa in Chile, together with a $1.8 million increase in cash used to purchase tangible fixed assets that was partially offset by a $1.1 million increase in cash proceeds from disposals of tangible fixed assets. The cash used in acquiring our new operations and making additions to tangible fixed assets was further offset by the movements in our restricted cash balances, the adverse impact of which was $2.6 million less in the three months ended June 30, 2008 than during the same three months of 2007.
Financing activities
Overall, net cash inflow from financing activities was $43.3 million during the three months ended June 30, 2008 compared to an outflow of cash of $6.3 million during the three months ended June 30, 2007. This $49.6 million change represents a net $41.6 million cash inflow from debt finance compared to a net $2.0 million repayment of debt in the comparative three month period. In addition, $4.1 million less cash was used in settling bank overdrafts during the three months ended June 30, 2008 compared to the same period of the previous year. Finally, $2.0 million of cash was generated by our subsidiary, China Water, issuing shares to its 13% minority shareholder. The increased share capital was subscribed by all shareholders on a pro rata basis.

Capital expenditures
Our subsidiaries in the United Kingdom, Chile and South Africa receive contributions to capital expenditure from municipalities and private developers which take the form of either cash or assets in return for which the subsidiary concerned takes on an obligation to provide water and wastewater services to customers in future years. In our Dutch GAAP consolidated financial statements these contributions receivable are reported as deferred revenue under “provisions & deferred revenue” on our balance sheet.
Our total investment in tangible fixed assets relating to continuing operations for the three months ended June 30, 2008 and 2007 were as follows:
Dutch GAAP

	Three months ended	Three months ended
	June 30, 2008	June 30, 2007
	(Unaudited)	(Unaudited)

Total investment in tangible fixed assets(1)	$ 8.2 million	$6.4 million

Contributions receivable(2)	$ 1.8 million	$1.5 million

Total investment in tangible fixed assets, net	$ 6.4 million	$4.9 million

(1)	Before deduction of any relevant contributions from third parties.

(2)	Contributions to capital expenditure received in the form of cash or assets.
The most significant investments in tangible fixed assets during the period ended June 30, 2008 were made by our U.K. and South African subsidiaries in the amounts of $5.1 million ($4.4 million net of contributions) and $1.6 million ($0.4 million net of contributions), respectively. The corresponding investments in tangible fixed assets made by these subsidiaries during the three months ended June 30, 2007 were $4.6 million ($4.1 million net of contributions) and $1.5 million ($0.9 million net of contributions), respectively.
Credit arrangements and loan facilities
On November 2, 2007, we entered into a $30 million credit facility with HSBC Bank Plc. Of this amount, $20 million was a revolving loan facility intended for general corporate purposes, reducing less efficient existing group debt, repayment of a loan from The China Water Company Limited, repayment of an inter-company loan granted by Bournemouth & West Hampshire Water plc and for general working capital purposes, together with a $10 million guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. Following the completion of our initial public offering in February 2008, the revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 0.80% per annum if the ratio of our (including our subsidiaries) net borrowings to EBITDA is less than 1:1 up to 1.75% per annum if that ratio is greater than 3.5:1. The term of this facility was due to come to an end on March 31, 2010 but has been replaced by an amended and restated facility from June 12, 2008 as described below.
On June 12, 2008, we entered into an amended and restated facility agreement with HSBC Bank Plc whereby our existing revolving credit facility with HSBC was increased from $30 million to $70 million. Of this amount, (a) $60 million is a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses, and (b) $10 million continues to be a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. The revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 1.25% per annum if the ratio of our (including our subsidiaries) net borrowings to EBITDA is less than 2.0:1 up to 2.00% per annum if that ratio is greater than 3.0:1. The amended and restated facility also comes to an end on March 31, 2010.
As at June 30, 2008 we had drawn down the full $60 million available under the revolving loan facility.
Off-balance sheet arrangements
We do not currently have any off balance sheet transactions or investments in special-purpose entities whose purpose is to facilitate off-balance sheet transactions.
We have also caused letters of credit to be issued in the amount of £8.6 million ($17.1 million) as at June 30, 2008 in favor of the trustees of the Water Company Section of our U.K. defined benefit pension plan. Under an agreement entered into with Biwater and the trustees, we may need to increase further the amount of the letter of credit to cover any increase in the plan-specific deficit of the Water Company Section determined as of our initial public offering, up to a maximum amount of £10 million ($19.9 million).
Quantitative and qualitative disclosure of market risk
Exchange rate risk
Our reporting currency is the U.S. Dollar, but we conduct substantially all of our business in the local currencies of the countries in which we operate. For this reason, we are exposed to risk from exchange rate fluctuations when our revenues, expenses, assets and liabilities are translated from local currencies to U.S. Dollars. In addition, as of June 30, 2008 63% of our long term debt was denominated in British Pound sterling and the remaining 37% in other currencies. Accordingly, our future financial results will be subject to fluctuation caused by changes in the value of the British Pound sterling, and other currencies when we settle these debt obligations.
Interest rate risk
We are exposed to interest rate risk on the interest-bearing receivables (primarily comprised of securities and cash at bank and in hand) and interest-bearing long-term and current liabilities.
We are exposed to the consequences of variable interest rates on receivables and liabilities. In relation to fixed-rate liabilities we are exposed to market values. We have not entered into any derivative contracts to hedge the interest-rate risk on receivables.
We are exposed to interest rate risk with respect to our variable rate long term borrowings.
As of June 30, 2008, $142.2 million of our debt was index-linked to a U.K. inflation index so we have an exposure to U.K. inflation rates. However, we have a natural hedge for most of this exposure because the inflation index used by the lenders is the same index used by Ofwat to increase annually the rates of our U.K. project company and the underlying regulatory value of the fixed assets of our U.K. project company, although there may be up to a six-month lag between the application of a change in the index in connection with the debt and the application of a change in the index to our rates.
Commodity price risk
Electrical power is a key input cost to our business. We do not have any commodity hedges in place at present nor have we had any commodity hedges in place in the past.

Recent accounting pronouncements
Dutch GAAP:
The following important changes have been made to the guidelines in the 2007 edition of the Dutch Accounting Standards and become mandatory for our financial year ending March 31, 2009, the effects of which on our accounting policies have been considered by the directors:
Tangible fixed assets — For an asset accounted for at fair value the liabilities for repair and maintenance are to be accounted for primarily in the revaluation reserve (RJ 212); and
Consolidation — Indicators have been defined to determine whether or not a subsidiary is held with “intent to sell” and is thus not required to be consolidated. It has also been determined that a potential consolidation requirement for a (foundation) administration office is to be evaluated based on the applicable terms. The draft standard on the consolidation of personal holdings has been amended. In the final standard no specific indicators have been defined to determine whether or not consolidation is required. The requirement to prepare consolidated accounts should be evaluated based on the legal definition of group companies (RJ 217); and
Equity — Reductions of revaluation reserves that were formed taking into account the deferred tax should be split into a gross effect and a tax effect when accounted for in the result for the year. The gross reduction of the reserve should be presented as a separate line item directly before the financial income and expenses, as part of the result from ordinary activities. The tax effect is to be accounted for as part of the tax charge (RJ 240); and
Financial Instruments — Finalization of this standard implies that not only aspects of presentation, but also recognition and measurement of financial instruments, are now being addressed (RJ 290).
These guidelines are mandatory for our financial year ending March 31, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cascal N.V.
By:	/s/ Stephane Richer
Stephane Richer
Chief Executive Officer

By:	/s/ Steve Hollinshead
Steve Hollinshead
Chief Financial Officer

Date: August 11, 2008